Exhibit 12.1

	Year ended December 31					Pro forma combined
Dollars in millions	2008	2009	2010	2011	2012	2012
Earnings:
Income (loss) from continuing operations before income taxes, noncontrolling interest and equity (income) losses of unconsolidated subsidiaries	$260	$173	$277	$41	$(186)	$312
Fixed charges	69	53	48	73	86	99

Total earnings available for fixed charges	$329	$226	$325	$114	$(100)	$411

Fixed Charges:
Interest expense, including amortization of debt issuance costs	61	42	37	60	71	68
Assumed interest element included in rental expense	8	11	11	13	15	31

Total fixed charges	$69	$53	$48	$73	$86	$99

Ratio of earnings to fixed charges	4.8	4.3	6.8	1.6	(1.2)	4.2

Deficiency in earnings to fixed charges (1)	N/A	N/A	N/A	N/A	(186)	N/A

For purposes of calculating the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and noncontrolling interest plus equity (income) losses of unconsolidated subsidiaries, plus fixed charges. Fixed charges consist of interest expensed and an estimate of interest within rental expense.

(1)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. Additional earnings of $186 million would have been needed to bring the ratio of earnings to fixed charges to 1.0.